Roadshow Presentation London 28-29 June 2004 David Murray CEO Commonwealth Bank of Australia

The material that follows is a presentation of general background information about the Bank's activities current at the date of the presentation, 28 June 2004. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. Disclaimer

Speaker's Notes Speaker's notes for this presentation are attached below each slide. To access them, you may need to save the slides in PowerPoint and view/print in "notes view."

Agenda Economy Highlights of Half Year Result to 31 December 2003 Progress Update 19 May 2004

Economy

Economic Environment Source: RBA, OECD. Source: RBA Australia United States AUSTRALIA: HOW WE COMPARE (the last 10 years)

Credit growth expected to moderate Source: RBA. The most recent data point is for March 2004.

Highlights of Half Year Result to 31 December 2003

Highlights of Half Year Result Good result: underlying profit growth of 17% to $1,487m Another record dividend: 79 cents per share Productivity improvement in all businesses Further improvement in credit quality Continued strengthening of Tier 1 capital Which new Bank meeting early expectations Share Buy-Back announced (completed March 2004 at cost of $532.4m)

The following slides comprised the 19 May 2004 Quarterly Progress Update on Which new Bank

Overview Our achievements over the past three months - on schedule Our progress - gathering momentum Our people - willing to change Our customers - strengthening their relationships with us

Which new Bank highlights We will complete all major June 2004 milestones as planned Moving from design to implementation of our most important activities We expect to deliver 2003/04 spend within planned investment 2003/04 benefits are likely to exceed targets Emphasis is now on delivering 2004/05 and 2005/06

Today's agenda Program status Drivers for success Video presentation

Service/Sales Effectiveness IT Enablers Distribution Efficiency Product Simple processes 'To excel in customer service' Customer service via Engaged people Supported by Through Reminder: There are three themes to our service transformation Performance Culture Support Process/product IT Efficiency Purchasing (4) (2) (3) (2) (1) (1) (3) (2) (2) ( ) = Number of workstreams

Reminder: Financial impact and outcomes Over the next three years we will: Redirect the normal project spend of $600m Spend an additional $620m Invest a further $260m in our branch network Over the next three years this will result in: Cash EPS growth exceeding 10% CAGR 4-6% CAGR productivity improvements Profitable market share growth across major product lines Increases in dividends per share each year Subject to current market conditions continuing

Moving from design to implementation of our most important activities Which new Bank program set up Implementation of major initiatives Ensure sustainable transformation Capture early opportunities Design of major initiatives Sep 03 Jun 04 Jun 05 Jun 06 $ 200m $ 620m $900m Planned net benefits* * Progressive pre-tax benefits within each year

Progress report on workstream activities: June 04 now locked away Done Done Done Segment Alignment Advice Implementation Service and Sales Divisional Service and Sales Infrastructure Single Service View (CommSee) Distribution Optimisation Distribution Efficiency Branch Refurbishment Product Bundling New Products and Services Performance Culture Workstream Jan-Apr 04 May-Jun 04 Jul 04-Jun 05 Jul 05-Jun 06 Process People Customer To do To do To do To do Done Done Done Done Operations Simplification Local Site Improvement Product/System Rationalistion Support Function Redesign IT Efficiency IT Sourcing Property Purchasing 3 1 4 1 2 7 4 1 - 3 2 2 1 4 1 1 7 4 1 - 3 2 6 6 3 - - 1 - - - - 3 - - 1 - - - - 38 36 1 1 2 3 5 3 1 - 1 - - - 3 7 1 5 4 1 - 1 2 1 - 1 - 1 2 5 - - 1 - - - 1 1 2 1 3 3 1 - - 28 43 20 3 3 1 4 3 1 1 1 - 1 1 2 3 1 1 1 -

We will complete all major June 04 milestones as planned 1. Centre for Adviser Development - launch 2. Service & Sales Management - 13,000 staff 3. Branch sales effectiveness training - over 3,000 staff 4. CommSee - Launch in Tasmania 5. Branches - refurbish 125 6. Business banking redesign - complete 7. Queue management - training 8. Enhanced FirstChoice - launch 9. Performance Culture Program - design and commence Process People Customer 10. World Class Processing principles (CommWay) - implement in retail operations 11. Home Loan End to End - new platform and branch service model 12. Support functions - redesign & commence implementation of 10 13. Wealth management systems - 17 to 11 14. IT efficiency & purchasing - commence 100% 100% 100% 100% 100% 70% 50% 60% 75% 60% 60% 55% 95% Apr 04 100% Dec 03 Jun 04 55%

People Themes April YTD ($m) Customers Processes Branch Refurbishment Total FY04 Estimate ($m) 270 280 10 560 100 660 We expect to deliver 2003/04 spend within planned investment 510 310 FY05E ($m) FY06E ($m) 220 205 0 425 85 130 95 0 225 85 2004, 2005 and 2006 estimates are as disclosed in September 2003 Which new Bank presentation 158 177 3 338 49 387

Themes April YTD ($m) FY04 Estimate ($m) Customers Processes People Total 145 55 0 200 2004 benefits are likely to exceed targets FY05E ($m) FY06E ($m) 360 260 620 0 495 405 900 0 2004, 2005 and 2006 estimates are as disclosed in September 2003 Which new Bank presentation 132 56 0 188

Today's agenda Program status Drivers for success Video presentation

We are making good progress on key customer, people and process initiatives No. 2 - Service and Sales Management No. 4 - CommSee No. 9 - Performance Culture Program No. 10 - World Class Processing Principles (CommWay) No. 11 - Home Loan End to End Process People Customer

No. 2 - Service and Sales Management Service and sales meeting each week for all staff Training is tailored for specific client segments Bank-wide approach to referrals Service and sales processes reinforced through measurement, incentives, reporting, awards and recognition

No. 2 - Service and Sales Management Results of national retail implementation Cross Sales Ratio* Product Sales per Staff Member * Cross sales ratio is a measure based on the number of additional products at the opening of a new Transaction or Savings account.

No. 4 - CommSee CommSee chosen as Bank-wide service and sales solution Prototype went live in Tasmania in February Staff and customers are positive signatures and documents imaged all customer interactions recorded leads and referrals tracked Developing a new unified front end platform Prototype will continue through 2004, with national implementation starting early 2005

0 200,000 400,000 600,000 800,000 1,000,000 Oct-03 Dec-03 Dec-04 Feb-05 National Rollout Tasmania PFS CommSec (Advisory Clients) Customers No. 4 - CommSee Rapid Implementation Schedule Customers

No. 9 - Performance Culture Program Six Fundamental Principles: Providing clear and decisive leadership Empowering people and making them accountable Encouraging learning and growing to develop our people Promoting trust and team spirit Demonstrating discipline and excellence in everything we do Creating an environment based on challenge and innovation

Source: Staff Survey May Staff are positive about Which new Bank No. 9 - Performance Culture Program No. 9 - Performance Culture Program

No. 10 - World Class Processing (CommWay) Developed a CBA-owned, permanent approach to continuous improvement of processes and operations Combines proven business improvement elements from Six Sigma & Lean Processing methodologies Five pilots in operation across the Bank Initial focus on volume processes with direct customer impacts Staff training an integral part of the program

No. 10 - World Class Processing (CommWay) Source: CBA Operations Processing Centre data Day 1 cheque processing: Sydney 25% process improvement over baseline Translates to 15% productivity improvement %

No. 11 - Home Loan End to End Significant processing, turnaround and service improvements Forthcoming changes focused on back end processing Enhanced service offering through recent product changes Improvements underpinning increased customer loyalty

No. 11 - Home Loan End to End *Indexed to average of 6 months to end of October 2003. *Indexed to average of 6 months to end of October 2003.

Strength of relationship is increasing Strength of Relationship Score Time Time

Market shares are stable Home loans - holding our strong position in prime market, with small involvement in low documentation loans Deposits - holding market share and competing well with niche players Business Lending - stable market share with good underlying momentum in all segments Managed Investments - market share affected by product rationalisation

Customer intelligence Extensive review of existing research 22 additional focus groups External Intelligence Interviews with experts in 14 countries Creativity workshops on non-banking models Internal Intelligence Interviews with frontline staff Extensive syndication with PFS, RBS, IIS, IBS Close collaboration with other WnB initiatives Proposed model Segment Alignment - Strong Fact Base to Support Change

Segment Alignment - Extensive Customer Research The message is that customers: Are comfortable having differing product and service needs met through different models Want expectations on simple needs met before entrusting with complex needs Have complex needs that are mainly shaped by the stage of life Want a dedicated person who takes end to end ownership of complex needs Welcome proactive contact provided it deals with their simple and complex needs

Segment Alignment - Proposed model through the customer's eyes Simple needs Frontline staff can resolve most issues on the spot, particularly on "pain threshold" issues Bank fulfils basic service requests efficiently and with minimal errors No difference from most customers Complex needs Specialist services for specific events Easy access to specialists through variety of channels including full-service "hubs" Needs analysis at start of every event, using information already known to the Bank Proactive contact Courtesy contact routinely to check on overall satisfaction and update information Proactive sales calls with ideas that make sense

Simplified Structure CEO - David Murray Retail Banking Services Group Executive: Hugh Harley Premium Business Services Group Executive: Michael Katz Insurance & Investment Services Group Executive: Stuart Grimshaw International Financial Services Group Executive: Garry Mackrell Financial & Risk Management: Michael Cameron Group Human Resources: Les Cupper Group Legal: John O'Sullivan Group Strategic Development: Adrian Cosenza Group Technology: Bob McKinnon

Today's agenda Program status Drivers for success Video presentation

Which new Bank summary We will complete all June 04 milestones as planned Moving from design to implementation of our most important activities We expect to deliver 2003/04 spend within planned investment 2003/04 benefits are likely to exceed targets Emphasis is now on delivering 2004/05 and 2005/06

Supplementary material

Which new Bank milestones Service & Sales management - 30,000 staff 'One Team' referral process - implement Service & Sales management - 13,000 staff Branch sales effectiveness - 3,000 staff Centre for Adviser Development - launch Service models - align Advice Model - implement CommSee - Launch in Tasmania CommSee - continue implementation CommSee - complete implementation Branches - refurbish 125 Branches - refurbish 250 (total) Branches - refurbish 375 (total) Business banking redesign - complete Queue management - implement new approach Performance culture program- design and commence Enhanced FirstChoice - launch June 04 June 05 June 06 Process People Customer Home Loan End to End - new platform and branch service model World Class Processing principles - implement in retail operations Support functions - redesign and commence implementation of 10 Wealth management systems - 17 to 11 IT efficiency & purchasing - commence End to End home loans - complete World Class Processing principles - implement in 5 additional sites Support functions - redesign and commence implementation of 3 Wealth management systems - 11 to 7 Asset finance systems - 5 to 1 Support functions - complete implementation Wealth management systems - 7 to 5 Performance management and people development systems - implement CBA leadership and management learning curriculum - implement

Investments & Benefits (1) Estimated benefits are recurring and continue to grow beyond 2006. They are comprised of 50% cost savings and 50% revenue improvement. Investment Analysis ($m) 2004 2005 2006 Total 2004-06 Estimated Investment Spend Initiatives 570 425 225 1,220 Branch refresh 90 85 85 260 Total Investment Spend (pre tax) 660 510 310 1,480 Estimated Benefits (pre tax) (1) 200 620 900

Impact on Annual Profit (excluding all benefits and amortisation) ($m) Total Spend 2004 2005 2006 Total 200 Software capitalised 90 72 38 200 260 Branch refurbishment 90 85 85 260 1,020 210 Provision 0 133 77 210 1,480 810 Expensed 480 220 110 810 Total spend 660 510 310 1,480 Impact on Profit 2004 2005 2006 Provision for future years 210 -133 -77 Capitalised amounts -180 -157 -123 Normal spend -200 -200 -200 Exp. previously capitalised software 215 - - Before tax 705 20 -90 After tax 500 14 -63

Investment spend $100m+ $0-49m $50-99m Total ($m) FY04 FY05 FY06 Themes Sales and service effectiveness Product offering Distribution efficiency Customers IT enablers Product and process simplification Support Purchasing/property IT efficiency Performance culture Processes People 425 225 570 Branch refurbishment 85 85 90 $1,220m $260m

Benefit analysis

	Themes	FY04	FY05	FY06
Customers	Sales and service effectiveness			
	Distribution efficiency			
	Product offering			
	IT enablers			
Processes	Product and process simplification			
	Support redesign			
	Purchasing/property			
	IT efficiency			
People	Performance culture			
	Total ($m)	200	620	900

Revenue / Cost saving

- $0-49m
- $50–99m
- $100m+

$900m benefit realised in FY06

Which new Bank
CommonwealthBank
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